SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141
(86) 24-2519-7699

February 3, 2012

VIA EDGAR

John Cash
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:                          SmartHeat Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 001-34246

Dear Mr. Cash:

This letter responds to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 20, 2012, to SmartHeat Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A.  Controls and Procedures, page 32

General

1.
We note your response to our prior comment 4; however, given the apparent lack of U.S. GAAP expertise, and in particular, the CFO’s level of U.S. GAAP expertise, as well as the involvement of a U.S. GAAP consultant, it still appears to us that a material weakness may exist in your internal control over financial reporting.  As previously stated, absent further information or significant changes to your internal level of U.S. GAAP expertise, we believe you should carefully re-consider your level of U.S. GAAP expertise when performing your assessment of internal control over financial reporting and disclose this material weakness and how this weakness is being mitigated and/or remediated.

Mr. John Cash
U.S. Securities and Exchange Commission
February 3, 2012

Response:

The Company respectfully believes that no material weakness exists in our internal control over financial reporting as it relates to our internal level of U.S. GAAP expertise. We continue to consider our level of U.S. GAAP expertise when performing our assessment of internal control over financial reporting, including the level of expertise in U.S. GAAP held by our Chief Financial Officer. Our internal control and financial statement preparation procedures are designed as compensating controls to mitigate any limitations of our internal levels of U.S. GAAP expertise, however. Accordingly, we believe that this issue may be an internal control deficiency, but not one that gives rise to a material weakness because our management has determined that it would not result in a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected in a timely manner.

Our internal audit department, established in March 2010, is a cross-functional, cross-divisional team of employees that performs testing of our internal controls and risk assessment during the year. We engaged ShineWing Strategy Management Consulting Co., Ltd., the China-based partner of ShineWing (HK) CPA Limited (“ShineWing”), in May 2010 to evaluate our internal control environment across all subsidiaries and locations and to develop an internal audit plan, which was adopted by our internal audit department. ShineWing is the largest China domestic CPA firm with expertise in accounting, U.S. GAAP, the Sarbanes-Oxley Act and regulatory compliance, and its risk advisory department grew out of its former partnership with Coopers & Lybrand in China. ShineWing’s principal partners include Zhang Ke, Chairman and Chief Partner, a former international partner of Coopers & Lybrand who served as its general manager in Beijing, and Ho Sik Lan, Chairman, who holds a Master’s degree in Business Administration from the London University and is a member of the Association of Chartered Certified Accountants. Helen Lee, Principal of Risk Management and Internal Control for ShineWing, has audit experience at a Big-Four firm, is a Certified Internal Auditor and is a member of the Association of Chartered Certified Accountants. Additionally, numerous other ShineWing partners and employees have Big-Four firm experience and accreditations from the American Institute of CPAs, Association of Chartered Certified Accountants, Chartered Institute of Management Accountants and Institute of Internal Auditors (Certified Internal Auditors). The scope of ShineWing’s engagement includes risk assessment, documentation of process-level and entity-level controls, internal control testing and evaluation of deficiencies. In 2010 and 2011, ShineWing reviewed our internal audit work and provided comments on the testing work performed according to its internal audit plan. ShineWing also advised us in 2011 in the reassessment of certain entity level controls and their respective risk control matrix. The results of the testing work by ShineWing and our internal audit departments were communicated to our senior management. Our Chief Executive Officer and Chief Financial Officer relied on this process in evaluating the effectiveness of our internal control over financial reporting for the year ended December 31, 2010, and as a basis for further improvement of our internal controls during 2011.

Mr. John Cash
U.S. Securities and Exchange Commission
February 3, 2012

We retain an outside U.S. Certified Public Accountant to prepare our U.S. GAAP financial statements and assist with our financial disclosures. Our Chief Financial Officer and internal financial personnel consult with our outside U.S. GAAP consultant on an ongoing basis with regards to our treatment and conversion of financials from PRC GAAP to U.S. GAAP. Our outside U.S. GAAP consultant prepares our consolidated financial statements and footnotes under U.S. GAAP in U.S. dollars by: (i) adjusting and converting entries for the purpose of converting the financial statements from PRC GAAP and IFRS to U.S. GAAP, which conversion process includes, but is not limited to, the proper accounting for foreign currency translation and transactions in accordance with ASC Topic 830; (ii) preparing consolidated financial statements worksheets and related schedules; and (iii) preparing footnote disclosures with related schedules and worksheets to support the financial statements, using the PPC Disclosure Checklist as guidance. Our independent auditor then reviews and audits the consolidated financial statements, with our outside U.S. GAAP consultant answering any questions raised by management, legal counsel or the auditor, and posting additional review and audit adjustments proposed by the auditor and approved by management, if necessary. Once all comments and issues are cleared, the financial statements are provided to our Audit Committee for its review and approval of the financial statements prior to filing in connection with our periodic reports.

Accordingly, because of our internal control work and our outside U.S. GAAP consultant’s extensive familiarity with U.S. GAAP and involvement in the preparation of our U.S. GAAP financial statements, our management believes that our internal control over financial reporting is adequate and our ability to prepare our financial statements for external purposes in accordance with U.S. GAAP is not materially affected by our internal level of U.S. GAAP expertise. We plan to continue mitigation of any limitations of our internal levels of U.S. GAAP expertise by maintaining our engagement of ShineWing as our outside internal control consultant and our outside U.S. GAAP consultant for the preparation of our U.S. GAAP financial statements, and our Chief Financial Officer plans to attend further training in U.S. GAAP this year. Furthermore, we will continue to consider our level of U.S. GAAP expertise when performing our assessment of internal control over financial reporting and reassess whether the issue gives rise to a material weakness requiring disclosure.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 28

2.
We note your response to prior comment 6 and remind you to clarify, in future filings, the reasons for changes in inventory and inventory advances during each period, particularly in light of the changes in sales.  In addition, we note that you intend to perform “an impairment analysis at year-end for the write down of finished goods from cancelled contracts” and “an analysis of whether to take a reserve for conversion costs of finished goods for resale to substitute customers.”  Based on this statement, it is not clear to us what, if any, inventory impairment assessments you performed at each interim balance sheet date. Please provide us a comprehensive explanation of your inventory impairment analyses at interim balance sheet dates, including how you determined that no impairments were required to be recorded during the periods ended March 31, 2011, June 30, 2011 and September 30, 2011.

Mr. John Cash
U.S. Securities and Exchange Commission
February 3, 2012

Response:

The Company will review and revise in future filings the disclosure on changes in our inventory and inventory advances in accordance with the Staff’s comment.

As discussed in our response letter dated December 14, 2011, we stock inventory, consisting of raw materials and finished goods, according to projected sales and customer orders. We generally order plates and components for our products two to three months in advance of anticipated production needs, with sales historically strongest during the second half of the year, which is the start of the fall and winter heating seasons in China. Most of our customers are state-owned enterprises that encountered difficulties in obtaining grants from the PRC government and bank loans, both of which typically are used for working capital and to finance the purchase of our products, due to the tightened fiscal policy in China during 2011, which resulted in an unexpected abandonment of projects, cancelation of orders and delays in the performance of PHE Unit and PHE contracts.

We did not perform an impairment analysis of our inventory at each interim balance sheet date in fiscal 2011 because we did not have any contract cancelations during the quarterly periods ending March 31, 2011, and June 30, 2011. Our first contract cancelations occurred near the end of the quarterly period ending September 30, 2011. Accordingly, following the close of the third quarter of 2011, we began formulating plans to perform an impairment assessment of our inventory on a reasonable basis. We collected information about the canceled contracts and met with the affected customers to discuss their financing situation and projections of future orders. We determined that no write-down of raw materials was required because raw materials in inventory consist primarily of steel, for which the possibilities of becoming obsolete are very remote. Finished goods in inventory consist of customized products manufactured for orders that have been delayed or canceled. We are in the process of completing our impairment analysis for the write-down of finished goods from canceled contracts that we do not expect to be reinstated and contracts for which we have been unable to find substitute customers. Concurrently, we are making an analysis of whether to take a reserve for conversion costs of finished goods for resale to substitute customers. Upon completion, our impairment assessment as of fiscal year-end will be available for review by our independent auditors as part of our annual audit.

Mr. John Cash
U.S. Securities and Exchange Commission
February 3, 2012

3.
We note your response to prior comment 7 and remind you to clarify, in future filings, how you determine your bad debt allowance, including when, why and how you determine to exclude certain accounts receivable and the impact of those exclusions on your allowance. In addition, based on the example you provided and based on your revenue recognition policy, please explain to us what you record when you record accounts receivable prior to delivery, for example, when an order is placed.  In this regard, we note no deferred revenue on your balance sheets.

Response:

The Company will review and revise in future filings the disclosure on how we determine our bad debt allowance in accordance with the Staff’s comment.

Our sales agreements with our customers generally provide that 30% of the purchase price is due upon the placement of an order, 30% upon delivery and 30% upon installation and acceptance of the equipment after customer testing. As a common practice in the heating manufacturing business in China, payment of the final 10% of the purchase price is due no later than the termination date of the standard warranty period, which ranges from 3 to 24 months from the acceptance date. We record revenue and corresponding accounts receivable when products are delivered to our customers, and for PHE Units, when customer acceptance occurs following delivery. Payments received from customers prior to product delivery, or customer acceptance for PHE Units, are recorded as unearned revenue under “Advance from customers” in the financial statements. These amounts are reclassified as revenue upon completion of delivery of the products or customer acceptance for PHE Units.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Executive Officer

cc: Robert Newman, Newman & Morrison LLP